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Second Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-Aug-2006 17:42:47
Announcement No.	00112

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2006

Attachments:

- NOL_Q2_2006_Financial.pdf
- NOL_Q2_2006_Press_Release.pdf

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NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Quarterly Financial Information
For the 2nd Quarter Ended 30 June 2006

1.(a)(i) Consolidated Income Statement

	Group			Group		
	YTD 2006 US$'000	YTD 2005 US$'000	% Increase/ (Decrease)	Q2 2006 US$'000	Q2 2005 US$'000	% Increase/ (Decrease)
Revenue	3,519,618	3,493,006	1	1,636,767	1,689,234	(3)
Cost of sales	(2,941,505)	(2,726,483)	8	(1,379,489)	(1,302,488)	6
Gross profit	578,113	766,523	(25)	257,278	386,746	(33)
Other gains (net)						
- Miscellaneous	10,902	33,087	(67)	5,140	15,827	(68)
- Finance and investment income	18,259	13,216	38	4,817	5,595	(14)
Expenses						
- Administrative	(344,532)	(336,170)	2	(166,013)	(167,925)	(1)
- Finance	(27,065)	(30,304)	(11)	(12,587)	(13,588)	(7)
- Other operating	(23,178)	(25,212)	(8)	(10,676)	(17,036)	(37)
Share of results of associated companies	2,126	174	1,122	609	641	(5)
Share of results of joint ventures	567	1,239	(54)	1,022	768	33
Profit before income tax	215,192	422,553	(49)	79,590	211,028	(62)
Income tax expense	(24,611)	(26,861)	(8)	(10,758)	(12,749)	(16)
Net profit for the financial period	190,581	395,692	(52)	68,832	198,279	(65)
Attributable to:						
Equity holders of the Company	186,963	391,711	(52)	67,453	196,292	(66)
Minority interest	3,618	3,981	(9)	1,379	1,987	(31)
	190,581	395,692	(52)	68,832	198,279	(65)

1.(a)(ii) Notes to the Consolidated Income Statement

	Group			Group		
	YTD 2006 US$'000	YTD 2005 US$'000	% Increase/ (Decrease)	Q2 2006 US$'000	Q2 2005 US$'000	% Increase/ (Decrease)
(A) Investment Income	-	2,032	(100)	-	-	0
(B) Other Income Including Interest Income [1]	22,995	41,440	(45)	8,931	19,924	(55)
(C) Interest on Borrowings	(21,310)	(22,750)	(6)	(9,900)	(10,365)	(4)
(D) Depreciation and Amortisation	(121,435)	(120,811)	1	(56,495)	(55,097)	3
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(6,463)	(5,077)	27	(2,982)	(4,224)	(29)
(F) Write-back of Provision for Impairment in Value of Investments	-	403	(100)	-	403	(100)
(G) Foreign Exchange Gain/(Loss)	7,918	(9,107)	N/M	1,495	(10,200)	N/M
(H) Adjustment for Under Provision for Tax in Prior Years	(870)	(176)	394	(429)	(42)	921
(I) Profit on Sale of Investments and Property, Plant and Equipment [1]	4,116	20,616	(80)	2,685	9,797	(73)

[1] Items under 1.(a)(ii)(I) are included as part of 1.(a)(ii)(B), in particular the gain on sale of Lorenzo Shipping Corporation in Q2 2005.

N/M : not meaningful
YTD : Year to Date

1.(b)(i) Balance Sheets

	Group			Company		
	30 June 2006 US$'000	30 Dec 2005 US$'000	% Increase/ (Decrease)	30 June 2006 US$'000	30 Dec 2005 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	197,513	1,160,946	(83)	9,385	9,099	3
Trade and other receivables	885,198	859,722	3	765,233	1,701,077	(55)
Inventories at cost	107,836	97,898	10	-	-	0
Derivative financial instruments	11,619	-	N/M	-	-	0
Other current assets	60,548	40,978	48	477	653	(27)
Total current assets	1,262,714	2,159,544	(42)	775,095	1,710,829	(55)
Non-current Assets						
Investments in subsidiaries	-	-	0	1,013,282	1,010,244	0
Investments in associated companies	7,794	5,898	32	24	23	4
Investments in joint ventures	17,152	16,585	3	-	-	0
Available-for-sale financial assets	14,747	14,862	(1)	13,408	13,589	(1)
Property, plant and equipment	2,239,928	2,259,778	(1)	49,483	51,519	(4)
Deferred charges	1,936	1,887	3	-	-	0
Intangible assets	26,383	27,492	(4)	39	35	11
Goodwill arising on consolidation	221,453	221,453	0	-	-	0
Deferred income tax assets	33,430	34,366	(3)	-	-	0
Derivative financial instruments	-	28,851	(100)	-	28,851	(100)
Other non-current assets	47,647	44,186	8	5,931	3,509	69
Total non-current assets	2,610,470	2,655,358	(2)	1,082,167	1,107,770	(2)
TOTAL ASSETS	3,873,184	4,814,902	(20)	1,857,262	2,818,599	(34)
LIABILITIES						
Current Liabilities						
Trade and other payables	866,648	871,247	(1)	80,961	50,449	60
Current income tax liabilities	57,435	65,638	(12)	9,757	11,182	(13)
Borrowings	210,949	197,077	7	26,523	6,763	292
Provisions	35,366	35,520	(0)	860	860	0
Derivative financial instruments	4,870	14,058	(65)	26	476	(95)
Other current liabilities	188,609	184,211	2	-	-	0
Total current liabilities	1,363,877	1,367,751	(0)	118,127	69,730	69
Non-current Liabilities						
Borrowings	182,942	510,261	(64)	-	324,474	(100)
Provisions	97,892	91,191	7	-	-	0
Deferred income	12,610	15,180	(17)	-	-	0
Deferred income tax liabilities	122,487	137,509	(11)	10,319	10,313	0
Other non-current liabilities	66,376	67,102	(1)	-	-	0
Total non-current liabilities	482,307	821,243	(41)	10,319	334,787	(97)
TOTAL LIABILITIES	1,846,184	2,188,994	(16)	128,446	404,517	(68)
NET ASSETS	2,027,000	2,625,908	(23)	1,728,816	2,414,082	(28)
EQUITY						
Share capital	822,066	814,447	1	822,066	814,447	1
Share premium	-	556,586	(100)	-	556,586	(100)
Treasury shares [2]	(1,984)	(1,399)	42	-	-	0
Retained earnings	1,140,727	1,222,706	(7)	882,884	1,020,722	(14)
Other reserves	36,965	12,733	190	23,866	22,327	7
Capital and reserves attributable to equity holders of the Company	1,997,774	2,605,073	(23)	1,728,816	2,414,082	(28)
Minority interest	29,226	20,835	40	-	-	0
TOTAL EQUITY	2,027,000	2,625,908	(23)	1,728,816	2,414,082	(28)
Net current (liabilities)/assets	(101,163)	791,793	N/M	656,968	1,641,099	(60)

[2] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

N/M : not meaningful

1.(b)(ii) Borrowings

The Group As at 30 June 2006	Secured bank loans [3]	Unsecured bank loans	Secured finance lease liabilities [3]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,735	204,867	347	210,949
Amount repayable on or before 30 June :				
2008	6,342	-	88	6,430
2009	6,809	-	12	6,821
2010	7,161	-	10	7,171
2011	7,530	-	6	7,536
Thereafter	62,125	92,859	-	154,984
	95,702	297,726	463	393,891

As at 30 December 2005	Secured bank loans [3]	Unsecured bank loans	Secured finance lease liabilities [3]	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,585	191,093	399	197,077
Amount repayable in :				
2007	5,891	-	125	6,016
2008	6,230	324,474	75	330,779
2009	6,552	-	14	6,566
2010	6,911	-	8	6,919
Thereafter	67,375	92,605	1	159,981
	98,544	608,172	622	707,338

[3] The loans are secured mainly on vessels and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The aggregate minimum lease payments (including contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 30 June 2006	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2006	226,962	22,073	40,747	16,794	32,904	339,480
Amount repayable in :						
2007	423,976	37,231	76,878	31,115	54,166	623,366
2008	425,294	20,253	67,059	28,652	41,983	583,241
2009	407,438	12,098	62,988	14,997	31,855	529,376
2010	379,437	512	62,504	9,746	21,629	473,828
Thereafter	1,938,330	-	897,455	36,770	58,619	2,931,174
	3,801,437	92,167	1,207,631	138,074	241,156	5,480,465

As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	78,346	33,717	64,268	634,328
Amount repayable in :						
2007	348,983	37,261	69,166	31,153	49,342	535,905
2008	363,105	20,276	56,560	28,678	37,970	506,589
2009	350,495	12,115	52,295	15,002	30,864	460,771
2010	321,400	513	51,690	9,739	20,818	404,160
Thereafter	1,710,431	-	836,623	36,729	59,357	2,643,140
	3,507,417	115,159	1,144,680	155,018	262,619	5,184,893

The aggregate minimum lease payments (excluding contingent rent) under non-cancellable operating leases are as follows:

The Group

As at 30 June 2006	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable for the remainder of 2006	226,962	22,073	32,550	16,794	32,904	331,283
Amount repayable in :						
2007	423,976	37,231	60,484	31,115	54,166	606,972
2008	425,294	20,253	50,665	28,652	41,983	566,847
2009	407,438	12,098	46,594	14,997	31,855	512,982
2010	379,437	512	46,110	9,746	21,629	457,434
Thereafter	1,938,330	-	607,821	36,770	58,619	2,641,540
	3,801,437	92,167	844,224	138,074	241,156	5,117,058

As at 30 December 2005	Vessels	Containers	Terminals	Chassis	Others [4]	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	413,003	44,994	61,819	33,717	64,268	617,801
Amount repayable in :						
2007	348,983	37,261	52,639	31,153	49,342	519,378
2008	363,105	20,276	40,033	28,678	37,970	490,062
2009	350,495	12,115	35,768	15,002	30,864	444,244
2010	321,400	513	35,163	9,739	20,818	387,633
Thereafter	1,710,431	-	544,653	36,729	59,357	2,351,170
	3,507,417	115,159	770,075	155,018	262,619	4,810,288

[4] Others relate mainly to warehouse space, warehouse equipment, office space and land.

1.(c) Consolidated Cash Flow Statement

	Group			
	YTD 2006 US$'000	YTD 2005 US$'000	Q2 2006 US$'000	Q2 2005 US$'000
Cash Flows from Operating Activities				
Profit before income tax	215,192	422,553	79,590	211,028
Adjustments for :				
Amortisation of non-current assets and deferred income	960	2,269	483	986
Depreciation of property, plant and equipment	120,475	118,542	56,012	54,111
Fair value (gains)/losses on derivative financial instruments	(15)	(801)	-	33
Fair value losses/(gains) on cross currency interest rate swap	3,625	4,521	1,745	(211)
Fair value gains on bond: fair value hedge adjustment on bond	(257)	(4,574)	(157)	(2,377)
Interest expense	21,310	22,750	9,900	10,365
Interest income	(14,672)	(11,131)	(4,947)	(5,438)
Investment income	-	(2,032)	-	-
Share-based compensation costs	3,985	9,224	2,585	4,142
Fair value (gains)/losses on treasury shares held under Staff Share Ownership Scheme	(968)	759	(267)	759
Net profit on disposal of property, plant and equipment	(1,530)	(11,434)	(929)	(615)
Net profit on disposal of subsidiaries	(2,135)	(125)	(1,720)	(125)
Net profit on disposal of associated companies	-	(8,658)	-	(8,658)
Net profit on disposal of available-for-sale financial assets	(451)	(399)	(36)	(399)
Net provision for impairment of loans and non-trade debts to associated companies	1,155	854	549	409
Net write-back of impairment of loans receivable	-	(912)	-	-
Net write-back of impairment in value of available-for-sale financial assets	-	(403)	-	(403)
Net (write-back of)/provision for restructuring and termination costs	(360)	863	(350)	863
Net provision for insurance, litigation and other claims	14,195	4,348	5,360	1,326
Net provision for drydocking costs	441	1,062	203	691
Net write-back of impairment of other non-current assets	(172)	-	(86)	-
Share of results of associated companies	(2,126)	(174)	(609)	(641)
Share of results of joint ventures	(567)	(1,239)	(1,022)	(768)
Unrealised translation (gains)/losses	(812)	(126)	414	(238)
Operating cash flow before working capital changes	357,273	545,737	146,718	264,840
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :				
Receivables	(46,436)	21,145	(24,084)	(39,230)
Inventories	(9,938)	(20,926)	(7,623)	(17,636)
Payables	(9,821)	577	2,941	52,286
Net amount due to associated companies	(1,536)	(834)	(508)	(158)
Cash generated from operations	289,542	545,699	117,444	260,102
Interest paid	(21,387)	(24,084)	(12,191)	(16,887)
Interest received	16,385	11,675	5,271	6,364
Net income tax paid	(46,792)	(31,162)	(10,310)	(16,305)
Net cash inflow from operating activities	237,748	502,128	100,214	233,274
Cash Flows from Investing Activities				
Net (repayment of)/proceeds from loans receivable	(2,532)	2,270	38	1,361
Investment income received	-	2,032	-	-
Purchase of property, plant and equipment	(98,596)	(54,041)	(50,498)	(24,934)
Purchase of intangible assets	(2,314)	(8,312)	(224)	(7,727)
Purchase of other non-current assets	(607)	(263)	-	(123)
Proceeds from disposal of property, plant and equipment	3,120	32,751	1,693	3,004
Proceeds from disposal of associated companies	-	3,675	-	3,675
Proceeds from disposal of available-for-sale financial assets	631	569	216	398
Proceeds from disposal of other non-current assets	9	252	9	-
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed [5]	2,018	(107)	2,041	(107)
Net cash outflow from investing activities	(98,271)	(21,174)	(46,725)	(24,453)
Cash Flows from Financing Activities				
Proceeds from borrowings	64,525	-	35,201	-
Net contribution from/(payment to) employees for treasury shares held by the employee benefit trust	28	-	(1)	-
Capital distribution to equity holders	(824,756)	-	-	-
Dividends paid to equity holders	-	(320,956)	-	(320,956)
Capital contribution by minority interest	5,527	228	43	-
Dividends paid to minority interest	(588)	(588)	(588)	(437)
Proceeds from issue of new ordinary shares	3,788	2,059	377	-
Repayment of borrowings	(52,960)	(295,205)	(41,459)	(279,802)
Net payment for early redemption of bond and termination of cross currency interest rate swap	(298,204)	-	(298,204)	-
Payment of costs incurred in connection with long term financing	(270)	(250)	(270)	-
Net cash outflow from financing activities	(1,102,910)	(614,712)	(304,901)	(601,195)
Net decrease in cash and cash equivalents	(963,433)	(133,758)	(251,412)	(392,374)
Cash and cash equivalents at beginning of financial period	1,160,946	674,527	448,925	933,143
Cash and cash equivalents at end of financial period	197,513	540,769	197,513	540,769

[5] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flows

	Group			
	YTD 2006	YTD 2005	Q2 2006	Q2 2005
	US$'000	US$'000	US$'000	US$'000
Net assets disposed :				
Other non-current assets	354	-	340	-
Current assets	979	448	618	448
Current liabilities	(26)	(241)	(26)	(241)
Net attributable assets disposed	1,307	207	932	207
Less : Minority interest	(36)	-	-	-
Add : Foreign currency translation reserve	(441)	(4)	(11)	(4)
	830	203	921	203
Profit on disposal of subsidiaries	2,135	125	1,720	125
Net proceeds from disposal of subsidiaries	2,965	328	2,641	328
Less : Cash of subsidiaries disposed	(947)	(435)	(600)	(435)
Net cash inflow/(outflow) (net of transaction costs) from disposal of subsidiaries, net of cash disposed	2,018	(107)	2,041	(107)

1.(d)(i) Statement of Changes in Equity

GROUP	Capital and reserves attributable to equity holders of the Company						
	Share capital	Share premium	Treasury shares [7]	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)	1,222,706	12,733	20,835	2,625,908
Employee equity compensation schemes:							
- proceeds from shares issued	913	2,758	-	-	(1,794)	-	1,877
Capital distribution to equity holders	-	(555,814)	-	(268,942)	-	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)	953,764	10,939	20,835	1,803,029
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [6]	3,530	(3,530)	-	-	-	-	-
Cash flow hedges	-	-	-	-	23,510	-	23,510
Fair value gains on available-for-sale financial assets	-	-	-	-	69	-	69
Currency translation differences	-	-	-	-	1,682	(115)	1,567
Net gains/(losses) recognised directly in equity	-	-	-	-	25,261	(115)	25,146
Net profit for the financial period	-	-	-	119,510	-	2,239	121,749
Total gains recognised for the financial period	-	-	-	119,510	25,261	2,124	146,895
Capital contribution by minority interest	-	-	-	-	-	5,484	5,484
Disposal of subsidiaries	-	-	-	-	-	(36)	(36)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	1,001	-	1,001
- proceeds from shares issued	2,555	-	-	-	(1,021)	-	1,534
Purchase of shares by employee benefit trust	-	-	(332)	-	-	-	(332)
Balance at 7 April 2006	821,445	-	(1,731)	1,073,274	36,180	28,407	1,957,575
Cash flow hedges	-	-	-	-	(2,183)	-	(2,183)
Fair value losses on available-for-sale financial assets	-	-	-	-	(4)	-	(4)
Currency translation differences	-	-	-	-	457	(15)	442
Net losses recognised directly in equity	-	-	-	-	(1,730)	(15)	(1,745)
Net profit for the financial period	-	-	-	67,453	-	1,379	68,832
Total gains/(losses) recognised for the financial period	-	-	-	67,453	(1,730)	1,364	67,087
Dividends to minority interest	-	-	-	-	-	(588)	(588)
Capital contribution by minority interest	-	-	-	-	-	43	43
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	2,759	-	2,759
- proceeds from shares issued	621	-	-	-	(244)	-	377
Purchase of shares by employee benefit trust	-	-	(253)	-	-	-	(253)
Balance at 30 June 2006	822,066	-	(1,984)	1,140,727	36,965	29,226	2,027,000

[6] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

[7] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

1.(d)(i) Statement of Changes in Equity (continued)

GROUP	Capital and reserves attributable to equity holders of the Company						
	Share capital	Share premium	Treasury shares [8]	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 1 January 2005	813,282	555,692	-	810,306	21,202	14,681	2,215,163
Cash flow hedges	-	-	-	-	5,938	-	5,938
Fair value losses on available-for-sale financial assets	-	-	-	-	(17)	-	(17)
Currency translation differences	-	-	-	-	(633)	43	(590)
Net gains recognised directly in equity	-	-	-	-	5,288	43	5,331
Net profit for the financial period	-	-	-	195,419	-	1,994	197,413
Total gains recognised for the financial period	-	-	-	195,419	5,288	2,037	202,744
Dividends to minority interest	-	-	-	-	-	(151)	(151)
Capital contribution by minority interest	-	-	-	-	-	228	228
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	4,331	-	4,331
- proceeds from shares issued	1,165	894	-	-	-	-	2,059
Balance at 8 April 2005	814,447	556,586	-	1,005,725	30,821	16,795	2,424,374
Cash flow hedges	-	-	-	-	(9,620)	-	(9,620)
Fair value gains on available-for-sale financial assets	-	-	-	-	17	-	17
Currency translation differences	-	-	-	-	(1,736)	-	(1,736)
Net losses recognised directly in equity	-	-	-	-	(11,339)	-	(11,339)
Net profit for the financial period	-	-	-	196,292	-	1,987	198,279
Total gains/(losses) recognised for the financial period	-	-	-	196,292	(11,339)	1,987	186,940
Dividends to equity holders	-	-	-	(320,956)	-	-	(320,956)
Dividends to minority interest	-	-	-	-	-	(437)	(437)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	3,682	-	3,682
Purchase of shares by employee benefit trust	-	-	(1,171)	-	-	-	(1,171)
Balance at 1 July 2005	814,447	556,586	(1,171)	881,061	23,164	18,345	2,292,432

[8] "Treasury shares" are accounted for in accordance with FRS 32 (revised 2004). For avoidance of doubt, these do not have the same meaning as "treasury shares" under the Companies (Amendment) Act 2005.

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital US$'000	Share premium US$'000	Retained earnings US$'000	Other reserves US$'000	Total equity US$'000
Balance at 31 December 2005	814,447	556,586	1,020,722	22,327	2,414,082
Employee equity compensation schemes:					
- proceeds from shares issued	913	2,758	-	(1,794)	1,877
Capital distribution to equity holders	-	(555,814)	(268,942)	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	751,780	20,533	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [9]	3,530	(3,530)	-	-	-
Cash flow hedges	-	-	-	(786)	(786)
Net losses recognised directly in equity	-	-	-	(786)	(786)
Net profit for the financial period	-	-	135,222	-	135,222
Total gains/(losses) recognised for the financial period	-	-	135,222	(786)	134,436
Employee equity compensation schemes:					
- value of employee services	-	-	-	1,001	1,001
- proceeds from shares issued	2,555	-	-	(1,021)	1,534
Balance at 7 April 2006	821,445	-	887,002	19,727	1,728,174
Cash flow hedges	-	-	-	1,624	1,624
Net gains recognised directly in equity	-	-	-	1,624	1,624
Net loss for the financial period	-	-	(4,118)	-	(4,118)
Total (losses)/gains recognised for the financial period	-	-	(4,118)	1,624	(2,494)
Employee equity compensation schemes:					
- value of employee services	-	-	-	2,759	2,759
- proceeds from shares issued	621	-	-	(244)	377
Balance at 30 June 2006	822,066	-	882,884	23,866	1,728,816
Balance at 1 January 2005	813,282	555,692	246,760	1,987	1,617,721
Cash flow hedges	-	-	-	(5,267)	(5,267)
Net losses recognised directly in equity	-	-	-	(5,267)	(5,267)
Net loss for the financial period	-	-	(7,373)	-	(7,373)
Total losses recognised for the financial period	-	-	(7,373)	(5,267)	(12,640)
Employee equity compensation schemes:					
- value of employee services	-	-	-	4,331	4,331
- proceeds from shares issued	1,165	894	-	-	2,059
Balance at 8 April 2005	814,447	556,586	239,387	1,051	1,611,471
Cash flow hedges	-	-	-	7,084	7,084
Net gains recognised directly in equity	-	-	-	7,084	7,084
Net profit for the financial period	-	-	505,779	-	505,779
Total gains recognised for the financial period	-	-	505,779	7,084	512,863
Dividends to equity holders	-	-	(320,956)	-	(320,956)
Employee equity compensation schemes:					
- value of employee services	-	-	-	3,682	3,682
Balance at 1 July 2005	814,447	556,586	424,210	11,817	1,807,060

[9] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 30 June 2006, the Company's issued and paid-up capital comprised 1,456,480,540 (30 December 2005: 1,453,475,876) ordinary shares.

Share options
As at 30 December 2005, there were 16,238,000 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the 6 months ended 30 June 2006, 2,534,000 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 and S$2.98 per share, 272,000 options were cancelled and 25,000 options were reinstated.

In addition, the Company granted 22,931,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP of which 685,000 were subsequently cancelled.

As at 30 June 2006, options to subscribe for 35,703,000 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 30 December 2005, there were 1,412,000 outstanding performance shares under the NOL Performance Share Plan ("PSP").

During the 6 months ended 30 June 2006, 470,664 performance shares were vested on 2 January 2006 and 96,158 were cancelled. An additional 351,758 performance shares were awarded under the PSP to holders of the outstanding awards as a result of the capital reduction and cash distribution exercise.

In addition, the Company awarded 4,234,000 new performance shares under the PSP of which 183,000 were subsequently cancelled.

As at 30 June 2006, 5,247,936 performance shares remain outstanding under the PSP.

2. Audit or Review of Figures

The figures have not been audited but have been reviewed by Ernst & Young in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information.

3. Auditors' Report (including any qualifications or emphasis of matter)

The Board of Directors
Neptune Orient Lines Limited
456 Alexandra Road
#06-00 NOL Building
Singapore 119962

14 August 2006

Dear Sirs:

REVIEW OF INTERIM FINANCIAL INFORMATION
FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2006

We have been engaged by Neptune Orient Lines Limited ("the Company") to review the interim financial information for the second quarter and half year ended 30 June 2006.

Appendix 7.2 of the Singapore Exchange Securities Trading Limited Listing Manual (the "Listing Manual") requires the preparation of interim financial information to be in compliance with the relevant provisions thereof. The accompanying financial information comprise the balance sheet of the Company and consolidated balance sheet of the Company and its subsidiaries ("the Group") as at 30 June 2006, and the statements of changes in equity of the Company and the Group, the income statement and cash flow statement of the Group for the period then ended. The interim financial information is the responsibility of, and has been approved by the directors. Our responsibility is to issue a report solely for the use of the directors on the interim financial information based on our review.

We conducted our review in accordance with the Singapore Statement of Auditing Practice 11, Review of Interim Financial Information. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of, and having discussions with persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with Singapore Standards on Auditing, and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that there are any material modifications that need to be made to the accompanying interim financial information for it to be in accordance with Appendix 7.2 of the Listing Manual.

Yours faithfully,

Ernst & Young
Certified Public Accountants
Singapore

4. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 5(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 30 December 2005.

5.(a) If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.

In 2006, the Group and the Company adopted the amendments to new or revised Financial Reporting Standards ("FRS") and Interpretations of FRS ("INT FRS") below. The 2005 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 19 (revised 2005) Employee Benefits
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 37 (revised 2003) Provisions, Contingent Liabilities and Contingent Assets
FRS 38 (revised 2004) Intangible Assets
FRS 39 (revised 2006) Financial Instruments: Recognition and Measurement
INT FRS 104 Determining Whether an Arrangement Contains a Lease

The adoption of the above FRS and INT FRS did not have any significant financial impact on the Group and the Company.

5.(b) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

6.

GROUP	YTD 2006	YTD 2005	Q2 2006	Q2 2005
Earnings per ordinary share after deducting any provision for preference dividends				
a) Based on the weighted average number of ordinary shares on issue	**12.85 US cts**	**26.96 US cts**	**4.63 US cts**	**13.51 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**12.80 US cts**	**26.88 US cts**	**4.61 US cts**	**13.47 US cts**

7. Net Asset Value

	Group			Company		
	30 June 2006 US$	30 Dec 2005 US$	Inc / (Dec) %	30 June 2006 US$	30 Dec 2005 US$	Inc / (Dec) %
Net Asset Value per ordinary share based on issued share capital of the issuer	**1.37**	**1.79**	**(23.46)**	**1.19**	**1.66**	**(28.31)**

8. Review of the Performance of the Group

YTD 2006 vs YTD 2005
The NOL Group recorded a 1% year-on-year (YoY) increase in revenue to US$3.52 billion (YTD 2005: US$3.49 billion). Both the Liner and Logistics businesses contributed to the improved revenue performance.

Net profits fell 52% YoY, from US$391.7 million in YTD 2005 to US$187.0 million in YTD 2006, due to cost pressures from higher bunker prices and land transportation related fuel costs.

Q2 2006 vs Q2 2005
The Group recorded a 3% decline in revenue to US$1.64 billion (Q2 2005: US$1.69 billion), due primarily to lower liner freight rates.

The Group achieved a net profit of US$67.5 million compared with US$196.3 million for the same period in 2005, a decline of 66% YoY. This is a result of lower liner freight rates as well as continued pressures of high fuel costs.

		Q2 2006 US$'m	Q1 2006 [10] US$'m	Q2 2005 US$'m	Q1 2005 [10] US$'m
(a)	**Revenue**				
	Liner	1,341	1,536	1,387	1,481
	Logistics	292	344	296	317
	Others	31	34	26	29
	Elimination	(27)	(31)	(20)	(23)
	Total	**1,637**	**1,883**	**1,689**	**1,804**
(b)	**Core EBIT [11]**				
	Liner	71	123	202	201
	Logistics	10	16	12	16
	Others	3	4	(4)	(1)
	Total	**84**	**143**	**210**	**216**

[10] Quarter 1 is 14 weeks while Quarter 2 is 12 weeks.

[11] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

(c) **Analysis by Business Units**

(i) **Liner**

YTD 2006 vs YTD 2005

1H 2006 revenue increased US$9 million year-on-year (YoY) to US$2.88 billion on the back of a 5% YoY increase in volumes. Average revenue per FEU was 4% lower than the same period last year due to competitive pressures.

Core EBIT was US$194 million, a 52% YoY decline from 1H 2005, due to lower freight rates and higher fuel costs. Fuel prices were significantly higher than last year, resulting in sharply higher bunker costs as well as land transportation related fuel costs.

Q2 2006 vs Q2 2005

APL Liner recorded revenues of US$1.34 billion, a decrease of 3% over the corresponding period last year. While volumes had grown 5% YoY, competitive pressures resulted in an 8% YoY decline in average revenue per FEU.

Core EBIT in Q2 2006 was 65% lower YoY. Similar to 1H 2006, the weaker profit performance is attributed to both lower liner freight rates as well as higher fuel costs.

APL Q2 RESULTS 2006 and 2005

Unaudited

	Q2 2006	Q1 2006 [12]	Q2 2005	Q1 2005 [12]
Load Factors %				
Trans-Pacific East Bound	91%	98%	96%	91%
Trans-Pacific West Bound	67%	75%	78%	79%
Trans-Pacific Trade	**81%**	**89%**	**89%**	**86%**
Latin America - North Bound	74%	73%	87%	83%
Latin America - South Bound	74%	69%	81%	75%
Latin America Trade	**74%**	**71%**	**84%**	**79%**
Asia-Europe	99%	96%	101%	98%
Europe-Asia	90%	95%	99%	94%
Asia-Europe Trade	**95%**	**95%**	**101%**	**96%**
Trans-Atlantic - East Bound	92%	89%	91%	94%
Trans-Atlantic - West Bound	96%	102%	99%	96%
Trans-Atlantic Trade	**94%**	**96%**	**95%**	**95%**
Volume (000s FEU)				
Americas				
Trans-Pacific	166	190	166	177
Latin America	37	42	33	37
	203	232	199	214
Europe				
Asia-Europe	96	108	90	98
Trans-Atlantic	28	33	29	32
	124	141	119	130
Asia/Middle East				
Intra-Asia	155	157	143	155
Total Volume	**482**	**530**	**461**	**499**
Operating Expenses (US$'m)				
Americas				
Trans-Pacific	583	676	579	637
Latin America	124	137	104	111
	707	813	683	748
Europe				
Asia-Europe	242	258	212	223
Trans-Atlantic	83	90	71	82
	325	348	283	305
Asia/Middle East				
Intra-Asia	238	252	219	227
Total Operating Expenses	**1,270**	**1,413**	**1,185**	**1,280**
Analysis of Expenses (US$'m)				
Operating Cost	1,098	1,227	1,014	1,099
General and Administrative	122	126	121	122
Depreciation and Amortisation	50	59	50	59
Others [13]	0	1	-	-
Total Operating Expenses	**1,270**	**1,413**	**1,185**	**1,280**

[12] Quarter 1 is 14 weeks while Quarter 2 is 12 weeks.

[13] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) **Logistics**

YTD 2006 vs YTD 2005

APL Logistics achieved a 4% year-on-year (YoY) increase in revenues to US$636 million. Both the Contract Logistics and International Services segments contributed to the improved revenue performance.

Core EBIT, at US$26 million, was 7% lower than the same period last year due to higher general and administrative costs.

Q2 2006 vs Q2 2005

Q2 2006 revenue of US$292 million reflects a 1% decrease over the same period last year. This decline was the result of lower volumes from Contract Logistics operations both in the warehousing and automotive businesses.

Q2 2006 Core EBIT of US$10 million, represented a 17% drop over the same period last year due to higher general and administrative costs.

APLL Q2 RESULTS 2006 and 2005
Unaudited
US$ millions

	Q2 2006	Q1 2006 [14]	Q2 2005	Q1 2005 [14]
BY REGION				
Revenue				
Americas	198	242	206	225
Europe	40	44	44	41
Asia/Middle East	54	58	46	51
Total Revenue	**292**	**344**	**296**	**317**
BY BUSINESS SEGMENT				
Revenue				
Contract Logistics Services	197	240	201	219
International Services	95	104	95	98
Total Revenue	**292**	**344**	**296**	**317**
Operating Expenses				
Contract Logistics Services	192	234	195	213
International Services	90	94	89	88
Total Operating Expenses	**282**	**328**	**284**	**301**
Core EBIT [15]				
Contract Logistics Services	5	6	6	6
International Services	5	10	6	10
Total Core EBIT	**10**	**16**	**12**	**16**
Analysis of Expenses				
Operating Cost	237	275	240	256
General and Administrative	43	49	40	41
Depreciation and Amortisation	2	3	3	3
Others [16]	-	1	1	1
Total Operating Expenses	**282**	**328**	**284**	**301**

[14] Quarter 1 is 14 weeks while Quarter 2 is 12 weeks.

[15] Earnings before Interest, Tax and Exceptional (Non-Recurring) Items.

[16] Others consists of minority interest and share of results of associated companies and joint ventures.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

NOL expects the more difficult operating environment in the liner industry to continue over the next 12 months. The freight rate outlook will largely depend on whether the strong demand seen in the first half continues and the extent to which it keeps pace with expected supply.

With high fuel prices in the forward market, NOL expects that fuel will continue to place significant pressure on bunker and land transportation costs.

In logistics, the global market for third-party logistics continues to grow in tandem with economic expansion, and more outsourcing. We expect the logistics industry to continue to consolidate and restructure, reflecting the changing nature of global supply chains.

11. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

Directors are pleased to recommend an interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share. The recommended interim tax exempt (one-tier) dividend has not been provided for in this financial information. This dividend will be accounted for in the shareholders' equity as an appropriation of FY 2006 profits after income tax in Q3 2006.

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)
Payment Date	18 September 2006

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Name of dividend	Interim
Dividend Type	Cash
Dividend Amount per share	8.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)
Payment Date	15 September 2005

(c) **Date payable**

The interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share will be paid on 18 September 2006.

(d) **Books closure date**

Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 29 August 2006 will be registered before entitlements to the dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed on 30 August 2006 for payment of dividend.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

N.A.

PART II - ADDITIONAL INFORMATION REQUIRED FOR QUARTERLY ANNOUNCEMENT

12. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**YTD 2006 [17] US$'000**	**YTD 2005 US$'000**	**Q2 2006 US$'000**	**Q2 2005 US$'000**
Transactions for the Purchase of Goods and Services				
Keppel Shipyard Limited and its associates	12,282	9,369	12,200	5,604
Keppel Telecommunications & Transportation Ltd and its associates	219	-	126	-
PSA Corporation Limited and its associates [18]	55,225	44,011	26,412	21,179
Sembcorp Marine Ltd and its associates	677	538	677	538
Singapore Petroleum Company Limited and its associates	18,254	-	8,055	-
Transactions for the Leasing-in of Assets				
SembCorp Marine Ltd and its associates	1,947	1,922	911	893
Transactions for the Sale of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	303	-	121	-
PSA Corporation Limited and its associates	1,018	-	473	-
SembCorp Industries Ltd and its associates	72	-	54	-

Aggregate value of all transactions during the financial period under review (excluding transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) pursuant to Rule 907 of the SGX-ST Listing Manual	**YTD 2006 [17] US$'000**	**YTD 2005 US$'000**	**Q2 2006 US$'000**	**Q2 2005 US$'000**
Transactions for the Purchase of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	-	440	-	129
PSA Corporation Limited and its associates [18]	-	8,371	-	3,841
Singapore Petroleum Company Limited and its associates	-	9,279	-	6,181
Transactions for the Sale of Goods and Services				
Keppel Telecommunications & Transportation Ltd and its associates	-	559	-	226
PSA Corporation Limited and its associates	-	654	-	315
SembCorp Marine Ltd and its associates	-	226	-	24

The above relates to cumulative value of transactions (inclusive of GST) more than S$100k.

[17] The transactions for YTD 2006 were collated based on the Shareholders' Mandate for Interested Person Transactions as approved by shareholders during the Annual General Meeting on 19 April 2006.

[18] Includes purchases from subsidiaries of PSA International Pte Ltd.

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 14 August 2006



NOL Group 2006 1st Half Results

Singapore, 14 August 2006: Global cargo transportation and logistics company Neptune Orient Lines (NOL) today reported net profit of US$187 million for the first half (1H) of 2006, down 52% from the same period of 2005. The company posted a second quarter (2Q) net profit of US$67 million, 66% lower than in 2005.

FINANCIAL HIGHLIGHTS

	1H06[1]	1H05	Change %	2Q06[1]	2Q05	Change %
Revenue (US$m)	3,520	3,493	1	1,637	1,689	(3)
Core EBIT (US$m)	227	426	(47)	84	210	(60)
Net profit before NRI (US$m)[2]	181	377	(52)	63	187	(66)
NRI (US$m)[3]	6	15	(60)	4	9	(56)
Net profits (US$m)[2]	187	392	(52)	67	196	(66)
EPS (US cts per share)	12.85	26.96	(52)	4.63	13.51	(66)
Ending no. of shares (m)	1,456	1,453	-	1,456	1,453	-

[1] NOL's 1H06 results are for 31 December 2005 to 30 June 2006; 2Q06 results are for 8 April to 30 June 2006.
[2] Net profits refer to amounts attributable to equity holders ie shareholders, excluding minority interest
[3] NRI = Non-Recurring Items

NOL Chairman Mr Cheng Wai Keung, said: "After record financial performances in the past three years, we are now in a more challenging business environment, which is reflected in reduced earnings for the first half of 2006.

"Business conditions for both our liner and logistics segments have become more difficult. Freight rates have softened, but our cost management efforts continue, mitigating the cost pressures from high fuel prices."

NOL's policy is to maintain an annual dividend of 8 Singapore cents per share net, or a full year dividend payout of 20% of net profits, whichever is higher.

The Board of Directors has recommended an interim tax exempt dividend of 4 Singapore cents per share to be paid on 18 September 2006 to all shareholders whose names appear on the Company's share register at close of business on 29 August 2006.

1H06 OPERATING PERFORMANCE

1H 2006 total Group revenues rose slightly year-on-year to US$3.52 billion, while the Group's Core Earnings Before Gross Interest Expense, Tax and Non-Recurring Items (EBIT) of US$227 million was down 47% from the corresponding period of 2005.

Mr David Lim, NOL Group President and CEO, said: "While demand for our services remains strong across most trades, continued higher fuel costs and a softening of rates in some trades have impacted earnings – particularly when compared with the performances of 2003 to 2005. In the second quarter we continued to see growth in volumes but the revenues of both the liner and logistics businesses declined slightly in the quarter.

"Over the past three years, NOL consistently demonstrated its ability to outperform its competitors. We are focused on continuing to perform at the top of the industry in less favourable market conditions," said Mr Lim.

"We are actively developing capabilities that provide greater service reliability and help customers more effectively manage overall supply chain costs. We also continue to pursue opportunities to better integrate our liner and logistics service offerings," said Mr Lim.

Liner

Average revenues per FEU for NOL's liner business, APL, in 1H 2006 were US$2,650, down 4% compared to the previous year.

Container volumes were 5% higher than a year before at 1.01 million FEU, with headhaul capacity increasing by 8%.

1H 2006 Core EBIT for APL was US$194 million, down 52% from the same period in 2005. Core EBIT in the second quarter was US$71 million, 65% lower than in the comparable period in 2005.

Headhaul utilisation remained healthy at 95% for both 1H 2006 and for the second quarter, compared to 95% for 1H 2005 and 98% in the second quarter of 2005.

"Slightly lower utilisations are a result of our active yield management strategy," said Mr Ron Widdows, CEO of APL. "We continue to manage our business mix to ensure we carry cargo which provides the maximum yield."

Bunker costs combined with rate softening continued to be the major factors leading to compressed margins for the industry.

In the second quarter, total costs per FEU rose 3%, due mainly to the impact of fuel prices which were US$60 million higher than in the corresponding prior year period.

"Excluding the impact of fuel, costs per FEU in the second quarter were down 2% from the same period of 2005. This reflects our continuing efforts to control costs to offset the oil price challenge," said Mr Widdows.

Mr Widdows said: "APL's focus is on continuing to provide our customers with the best possible services while keeping our network tight, working our assets hard and growing capacity sensibly, and largely in line with the market."

APL has increased new vessel commitments to 32 scheduled for delivery over the next four years. Only three of these ships will enter the fleet in 2006, which is consistent with APL's approach of keeping its network tight as market conditions toughen. These ships range in size from 3,500 to 8,100 TEU, with 14 of these being in the 6,350-TEU class.

"This is our current vessel delivery schedule and we plan to make additional commitments in response to market conditions and the needs of our customers," said Mr Widdows.

APL is targeting growth in capacity at least at the level of growth in the marketplace and will broaden the scope of its services by adding tonnage and through cooperation with other carriers in major trades. For example, as part of The New World Alliance (TNWA), APL will this month launch an all-water Asia-US East Coast with the member lines of the Grand Alliance (GA).

Mr Widdows concluded: "Today, global headhaul demand is growing at a double-digit rate and, industry-wide, ships are running at or near full capacity. Whilst there are industry projections that supply will increase faster than demand later this year and into 2007, it is too early to say how much supply will run ahead of demand."

Logistics

APL Logistics' revenues for 1H 2006 rose 4% year-on-year to US$636 million. The contract logistics services line of business posted revenue growth of 4% over 1H 2005 and international services revenues were 3% higher year-on-year. The strongest year-on-year revenue growth was posted by the Asia-Middle East region, consistent with the continued shift of sourcing and manufacturing to low cost locations.

The second quarter saw contract logistics sales slipping 2% to US$197 million, while international services revenues were flat at US$95 million.

Core EBIT of US$26 million for the first half was down by 7% on the previous year. In the second quarter, Core EBIT was down 17% on the previous year to US$10 million. The fall in Core EBIT reflects more competitive conditions in some logistics sectors, and a step-up in investments in sales and engineering capabilities and IT systems.

Mr Brian Lutt, President of APL Logistics, said: "We experienced more challenging business conditions in the contract logistics segment, with lower utilisation levels at multi-user warehouse facilities and as a result of our continuing focus on re-aligning this business segment with our international conveyance strategy. Our international logistics services segment was impacted by a combination of rate declines and new business not materialising at the rate anticipated."

The challenging market conditions experienced in the first half are expected to continue in the second half of the year.

Mr Lutt said: "We are committed to a programme of growth for APL Logistics and will continue to invest in new capabilities to underpin the future growth of the business. This includes investing in IT systems such as a new global freight forwarding application and expanding our sales and engineering capability. We are launching new products and services for our customers, and expect these investments to yield results next year.

Mr Lutt cited the recently announced rail freight joint venture, India Infrastructure and Logistics Private Limited (IIL), which currently has more than 300 rail wagons on order, with the first batch scheduled for delivery in the second quarter of 2007. "We expect our first trains to be running soon after delivery," he said.

Moreover, APL Logistics today announced the launch of the industry's first premium expedited ocean freight service for less than container load (LCL), in cooperation with US-based freight transportation leader Con-way. OceanGuaranteed^{SM} will offer a time-definite cargo service between major Asian origins to be delivered throughout the US.

Mr Lutt said: "OceanGuaranteed^{SM} is an entirely new service targeted specifically at sectors that need fast supply chain fulfilment such as apparel, high-tech, electronics and automotive. It offers a rapid, reliable and great value alternative to international airfreight."

BALANCE SHEET

Group Chief Financial Officer, Pat Leung, said: "NOL's balance sheet continues to be healthy. As at the end of 1H 2006, the Group had net debt of US$196 million and operating cash flow of US$238 million. Also, in that time net gearing level (ratio of net borrowings to the total equity of the Group) has shown a progressive improvement from 0.15 times at the end of Q1 2006 to 0.10 times as at Q2 2006."

Capital expenditure for the first half totalled US$101 million with US$259 million expected in the 2H 2006 taking total capital expenditure for FY 2006 to US$360 million.

FUEL AND CURRENCY EXPOSURES

The Group's bunker costs for 1H 2006 increased by US$132 million year-on-year due to business growth and considerably higher fuel prices.

The Group continues to recover part of its fuel exposures from customers through Bunker Adjustment Factor (BAF) provisions. NOL Group continues to maintain a policy of hedging about 40% of 12-month forward bunker exposures to reduce the risk of sudden changes to bunker costs.

The Group's annual net exposure to other major currencies in which local operating costs are incurred - the Euro, Japanese Yen, Hong Kong Dollar, Singapore Dollar, Chinese Yuan, Korean Won, Canadian Dollar, British Pound, Australian Dollar,

Indian Rupee and Taiwan Dollar - is estimated to be about US$1 billion. These exposures continue to be hedged in 2006.

GROUP OUTLOOK

NOL expects the more difficult operating environment in the liner industry to continue over the next 12 months. The freight rate outlook will largely depend on whether the strong demand seen in the first half continues and the extent to which it keeps pace with expected supply.

With high fuel prices in the forward market, NOL expects that fuel will continue to place significant pressure on bunker and land transportation costs.

To meet these challenges, the Group will continue with its proven strategy of keeping to a tight network, optimising asset utilisation, focusing on yield management and finding opportunities to mitigate and reduce costs.

In logistics, the global market for third-party logistics continues to grow in tandem with economic expansion, and more outsourcing. We expect the logistics industry to continue to consolidate and restructure, reflecting the changing nature of global supply chains.

APL Logistics will continue to invest in new capabilities and to expand its business. We expect that the investments made this year will only begin to add to the Group's revenues and profits next year.

NOL Group will continue to focus on aligning and integrating its logistics and liner capabilities, to provide higher levels of service to customers in moving and managing their freight globally.

-ENDS-

Note to editors:

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Media Enquiries:	**Investor Enquiries:**
Mr Paul Barrett	Ms. Lim Siew Siew
Director Corporate Communications	Director Investor Relations
Telephone: (65) 6371 7959	Telephone: (65) 6371 5028
Facsimile: (65) 6371 2411	Facsimile: (65) 6371 7690
paul_barrett@nol.com.sg	siew_siew_lim@nol.com.sg

About NOL



NOL is a Singapore-based global cargo transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About APL



APL is a global container transportation company offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and North America. It combines world-class intermodal operations with leading IT tools and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Web site: www.apl.com

About APL Logistics

APL Logistics provides international, end-to-end supply chain services and solutions in more than 50 countries, including both origin and destination services such as freight consolidation, warehousing and distribution management. It uses innovative IT for maximum supply chain visibility and control. APL Logistics is a unit of Singapore-based Neptune Orient Lines (NOL), a global cargo transportation and logistics company. APL Logistics Web site: www.apllogistics.com